November 8, 2024

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

        Re: FatPipe, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed October 25, 2024
            File No. 333-280925
Dear Bhaskar Ragula:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Risks Related to Our Business and Financial Position
We rely heavily on our reselling partners and our ability to work with suitable partners may impact our growth plans, page 9

1. We note your revised disclosures here and on page 45 in response to prior comment 3.
       Please further revise to include the percentage of total revenue from the distribution partner during the interim periods as disclosed on page F-10. Non-GAAP Financial Measures, page 38

2. Please revise to ensure your Adjusted EBITDA calculation for the year ended March
       31, 2024 properly foots.
 November 8, 2024
Page 2

Condensed Consolidated Financial Statements for the six months ended September 30, 2024 and 2023 (Unaudited)
Consolidated Statements of Stockholders' Equity, page F-4

3. Please revise to include a reconciliation of stockholders' equity for the six months ended September 30, 2023. Refer to Rule 8-03(a)(5) of Regulation S-X.
4.     We note the September 30, 2024 balances for common stock and additional paid-in
       capital reflect the issuance of 577,156 shares of common stock in exchange for non-
       controlling interests in the Limited, as disclosed on page F-7. Please revise to include a line-item for this transaction in the Consolidated Statement of
Stockholders    Equity.
Notes to Interim Condensed Consolidated Financial Statements
Note 1. Summary of Business and Significant Accounting Policies
Revenue Recognition, page F-7

5. We note your revised disclosures in response to prior comment 5. Please further revise to disclose your remaining performance obligations as of September 30, 2024.
Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023
Notes to Consolidated Financial Statements
Note 1(B) Summary of Significant Accounting Policies, Revenue Recognition, page F-17

6. We note your response to prior comment 4. Please describe in further detail the services provided for implementation into customer networks, configuration of the software and training the customer on use of the software. Tell us when or why you would need to provide each of these services after the software has been delivered and how often configuration and implementation services have been performed for customers after delivery such that revenue is recognized over the term of the contract.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Bhaskar Ragula